FOR IMMEDIATE RELEASE

                             Monday, March 15, 1999

Contact:       James G. Rakes
               (540) 951-6236



                       NATIONAL BANKSHARES, INC. ANNOUNCES
                                STOCK REPURCHASE



        (Blacksburg) -- National Bankshares, Inc., the parent company of The National Bank and Bank of Tazewell County, announced today that it is seeking to purchase up to 200,000 shares, or approximately 5.3% of its outstanding common stock. A price of $28.00 per share will be paid, which is a premium over the current market value. James G. Rakes, Chairman, President and CEO of National Bankshares stated, "We believe that this repurchase of common stock is consistent with National Bankshares long-term goal of increasing shareholder value". Mr. Rakes added, "Over the past few years, National Bankshares' profitable operations have increased capital, and after the offer to repurchase stock is completed, we expect that the company and both banks will continue to maintain the highest regulatory standard for capital. Besides, we consider our stock to be a good value."

        The National Bank is headquartered in Blacksburg and has a total of nine offices in Montgomery and Giles counties and in the City of Galax. Bank of Tazewell County serves Tazewell and Bluefield from seven office locations. National Bankshares, Inc. stock is traded over the counter with the symbol "NKSH".